

October 15, 2014

Via E-mail
Paul Giles
Chief Executive Officer
World Moto, Inc.
131 Thailand Science Park INC-1 #214
Phahonyothin Road
Klong1, Klong Luang
Pathumthani 12120 Thailand

> **Re:** **World Moto, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed on September 26, 2014**
> **File No. 333-195710**

Dear Mr. Giles:

We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, references to prior comments refer to our letter dated September 26, 2014.

Prospectus Summary

Our Business, page 5

1. We note the risk factor on page 13 that begins "We will need substantial capital…" indicating that your current cash on hand and working capital are not sufficient to meet your current anticipated cash requirements. We further note your discussion of the dollar amounts needed to develop your three principal products both in the summary section on page 6 and in the business section on pages 36 through 38. Please revise the last paragraph on page 6 of the summary to include a cross-reference to the risk factor on page 13. Similarly, where you discuss the amounts needed for product development in your business section, revise to include a cross-reference to the same risk factor.

Risk Factors

"We will need substantial capital to implement our business plan . . . ," page 13

2. Please revise the text of this risk factor to disclose in clear and unambiguous terms—as previously requested in comment 6 of our comment letter dated July 8, 2014—the number of months that your currently available cash resources will fund and include your current available cash balance as of the most recent practicable date. Ensure that your

revised disclosure is consistent with your disclosure in the Liquidity and Capital Resources discussion in MD&A.

<u>Item 16. Exhibits</u>

3.   While we note you have filed the articles of incorporation and the amendments thereto as exhibit 3.1 in response to prior comment 1, the exhibit was filed using an improper format. Please refile in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 27 (June 2014).

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3457 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
         Mark C. Lee
         Greenberg Traurig, LLP